UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: June 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-20322
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Starbucks Corporation
Employee Stock Purchase Plan – 1995
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
STARBUCKS CORPORATION
2401 Utah Avenue South
Seattle, Washington 98134
(206) 447-1575
(Issuer’s Telephone Number, Including Area Code)

C O N T E N T S

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION As of June 30, 2006 and 2005	4

STATEMENTS OF INCOME AND EQUITY As of June 30, 2006, 2005 and 2004	5

NOTES TO FINANCIAL STATEMENTS	6

SIGNATURE	10

EXHIBIT INDEX	11

EXHIBITS

23 Consent of Grant Thornton LLP	12
EXHIBIT 23

Report of Independent Registered Public Accounting Firm
Plan Administrator
Starbucks Corporation
Employee Stock Purchase Plan — 1995
Seattle, Washington
We have audited the accompanying statements of financial condition of the Starbucks Corporation Employee Stock Purchase Plan — 1995 (the Plan) as of June 30, 2006 and 2005, and the related statements of income and equity for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial condition of the Starbucks Corporation Employee Stock Purchase Plan — 1995 as of June 30, 2006 and 2005, and the related statements of income and equity for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Seattle, Washington
September 1, 2006

Starbucks Corporation
Employee Stock Purchase Plan — 1995
STATEMENTS OF FINANCIAL CONDITION
June 30,

	2006	2005
ASSETS
Cash	$347,510	$408,612

TOTAL	$347,510	$408,612

LIABILITIES
Deferred participant contributions	$347,510	$408,612

EQUITY	—	—

TOTAL	$347,510	$408,612

The accompanying notes are an integral part of these statements.

Starbucks Corporation
Employee Stock Purchase Plan — 1995
STATEMENTS OF INCOME AND EQUITY
Years ended June 30,

	2006	2005	2004
INCOME
Employee contributions, net of (decrease) increase in amounts deferred of $(61,102), $205,336, and $99,490	$38,787,813	$29,665,923	$21,343,127

EXPENSE
Cost of shares purchased	38,787,813	29,665,923	21,343,127

NET INCOME	—	—	—

EQUITY
Beginning of year	—	—	—

End of year	$—	$—	$—

The accompanying notes are an integral part of these statements.

Starbucks Corporation
Employee Stock Purchase Plan — 1995
NOTES TO FINANCIAL STATEMENTS
June 30, 2006 and 2005
NOTE A — PLAN DESCRIPTION
The following description of the Starbucks Corporation Employee Stock Purchase Plan – 1995, as amended (the Plan), provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan’s provisions.
1.	General
The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986, as amended (IRC). The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
The Plan generally covers all regular employees of Starbucks Corporation and its subsidiaries (the Company) who have been employed for at least 90 days and have been paid an average of approximately 20 hours or more per week during the three months preceding the quarterly offering.
On September 20, 2005, the Board of Directors of the Company declared a two-for-one stock split of its common stock. Shareholders of record as of October 3, 2005 received one additional share for each share held on the record date.
On September 20, 2005, the Compensation and Management Development Committee of the Company’s Board of Directors approved an amendment to the Plan to add flexibility to Plan enrollment procedures so that the Company will have the ability to provide relief to those residing or employed in an area covered by a Presidentially Declared Disaster and affected by such Presidentially Declared Disaster.
2.	Contributions
Participants may make contributions in whole percent increments to the Plan through after tax payroll deductions (not exceeding 10% of their base pay) for the purpose of purchasing the Company’s common stock. The Plan commenced on July 1, 1995, and participants may purchase shares on each subsequent September 30, December 31, March 31, and June 30, until such time as the Plan is terminated (see Termination of the Plan). A maximum of 32,000,000 shares will be offered under the Plan.

Starbucks Corporation
Employee Stock Purchase Plan — 1995
NOTES TO FINANCIAL STATEMENTS
June 30, 2006 and 2005
NOTE A — PLAN DESCRIPTION – Continued
3.	Purchases and withdrawals
Participants may elect to purchase shares of Starbucks Corporation common stock from the Company at a price equal to 85% of the lesser of the fair market value on the first or last business day of each three-month period ending September 30, December 31, March 31, or June 30. If a participant elects to withdraw from the Plan, or exceeds the $25,000 limit (see Limitations), the Company refunds the participant for amounts withheld but not yet used to purchase shares. The Plan purchased 1,566,541 shares during the year ended June 30, 2006 at prices ranging from $21.29 to $32.10. The Plan purchased 1,432,726 shares during the year ended June 30, 2005 at prices ranging from $16.25 to $21.96; and 1,614,956 shares during the year ended June 30, 2004 at prices ranging from $10.44 to $16.25. The Plan has purchased a total of 15,920,325 shares since the beginning of the Plan, leaving 16,079,675 shares reserved for future issue.
4.	Assets
Assets are comprised of cash in participant accounts that were less than the amount necessary to purchase a full share, and cash contributed to the Plan greater than the cost of the maximum number of shares allowed to be purchased in any one calendar year (see Limitations). Fractional share amounts are deferred and are carried over to the next period.
5.	Limitations
No employee shall be permitted to subscribe for any shares under the Plan if such employee would then own shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company. Additionally, no participant may purchase shares under the Plan with an aggregate fair market value (determined at the time such right to subscribe is granted) in excess of $25,000 in any one calendar year. Amounts in excess of $25,000 are refunded to the participant.

Starbucks Corporation
Employee Stock Purchase Plan — 1995
NOTES TO FINANCIAL STATEMENTS
June 30, 2006 and 2005
NOTE A — PLAN DESCRIPTION — Continued
6.	Termination of the Plan
Upon termination of the Plan, the Company shall refund to each participant the balance of each participant’s account. The Plan was amended and restated by the Board of Directors as of June 30, 2000. The Plan term has been extended until the earliest of the following:
•	The date of the filing of a Statement of Intent to Dissolve by the Company or the effective date of a merger or consolidation (except with a related company) where the Company is not to be the surviving corporation, which merger or consolidation is not between or among corporations related to the Company. In such event, the Company may permit a participating employee to carry out the right to purchase to the extent that employee payroll deductions have accumulated;

•	The date the Board acts to terminate the Plan;

•	The date when all shares reserved under the Plan have been purchased.

7.	Plan administration
All expenses for administration of the Plan are paid directly by the Company and are not reflected in the accompanying statements.
8.	Plan accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
9.	Use of estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Starbucks Corporation
Employee Stock Purchase Plan — 1995
NOTES TO FINANCIAL STATEMENTS
June 30, 2006 and 2005
NOTE A — PLAN DESCRIPTION — Continued
10.	Tax status
The Plan intends to operate under Section 423 of the IRC. In the opinion of the Plan Administrator, the Plan is currently operating in compliance with the applicable requirements of the IRC. During the years ended June 30, 2006 and 2005, there was no tax effect on the Plan, because there was no income. Participants are required to hold shares two years from the grant date or 21 months from the date of purchase under the plan to avoid additional income tax liabilities.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
STARBUCKS CORPORATION EMPLOYEE STOCK PURCHASE PLAN – 1995

By:	/s/ Michael Casey	Date: September 27, 2006

Michael Casey
executive vice president,
chief financial officer and
chief administrative officer

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Grant Thornton LLP